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EXHIBIT 99.(a)(1)(J)

FOR IMMEDIATE RELEASE

Contact:	Jordan Darrow, VP, Investor Relations Primus Telecommunications Group, Incorporated (212) 703-0116 jdarrow@primustel.com

DRAFT

Primus Announces Voluntary Stock Option Exchange Program

        McLean, Va.,—May XX, 2002—Primus Telecommunications Group, Incorporated (Nasdaq: PRTL), a global facilities-based Total Service Provider, today announced that the compensation committee of its board of directors has approved a voluntary stock option exchange program for its employees.

        This program will offer Primus eligible employees who hold options with an exercise price per share of more than $2.00 the opportunity to cancel those options in exchange for an identical number of options to be granted at a future date. The new options would be issued no earlier than six months and one day after the cancellation date, which is currently expected to be December 19, 2002. The exercise price of the new options would be based on the trading price of the Primus common stock at the time of the new option grants. Primus directors who are not also employees of Primus are not eligible to participate in this voluntary stock option exchange program.

        [Additional quote regarding intended benefits of program]

        As of May 17, 2002, Primus had outstanding options to purchase 6,037,123 shares. Of these outstanding options, 4,033,483 options have an exercise price of more than $2.00 and are eligible for this program.

        The exchange program is being structured to comply with FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." Primus expects that there will be no variable compensation charges to the company as a result of this stock option exchange program. Terms and conditions of this exchange offer are contained in a Tender Offer Statement on Schedule TO that Primus filed today with the Securities and Exchange Commission.

About Primus™

        Primus Telecommunications Group, Incorporated is a global facilities-based Total Service Provider offering bundled voice, data, Internet, digital subscriber line (DSL), Web hosting, enhanced application, virtual private network (VPN), and other value-added services. The Company owns and operates an extensive global backbone network of owned and leased transmission facilities, including over 300 IP points-of-presence (POPs) throughout the world, ownership interests in over 23 undersea fiber optic cable systems, 21 international gateway and domestic switches, a satellite earth station and a variety of operating relationships that allow the Company to deliver traffic worldwide. The Company has been expanding its e-commerce and Internet capabilities with the deployment of a global state-of-the-art broadband fiber optic ATM+IP network. Founded in 1994 and based in McLean, VA, the company serves corporate, small- and medium-sized businesses, residential and data, ISP and telecommunication carrier customers primarily located in the North America, Europe and Asia-Pacific regions of the world. News and information are available at the Company's Web site at www.primustel.com.

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  EXHIBIT 99.(a)(1)(J)